EX-99.B-77G

SUB-ITEM 77G: Defaults on senior securities

1.	Inn of the Mountain Gods

Ivy VIP High Income
$1,750,000 12.000% Inn of the Mountain Gods bonds due 11/15/10
CUSIP 45771VAB9
This is a monetary default, with a default date of May 15, 2009
Amount of default per $1,000 face amount is $195
Total amount of default is $341,250